SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Cutera, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

232109108 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 232109108	Page 2 of 3 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons State Street Research & Management Company 13-3142135
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 516,420 6) Shared Voting Power -0- 7) Sole Dispositive Power 840,520 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 840,520
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 7.80
12)	Type of Reporting Person (See Instructions) HC

Page 3 of 3 Pages

ITEM   4 - OWNERSHIP:

The following information is as of December 31, 2004:

(a)	Amount Beneficially Owned: 840,520

(b)	Percent of Class: 7.80

(c)	Number of shares to which such person has:

(i)	sole power to vote or to direct the vote 516,420

(ii)	shared power to vote or to direct the vote -0-

(iii)	sole power to dispose or to direct the disposition of 840,520

(iv)	shared power to dispose or to direct the disposition of -0-

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2005 Date
By:	/s/ Daniel R. Waltcher
Signature – State Street Research & Management Company
Daniel R. Waltcher, Managing Director
Name & Title